Exhibit 3.13

ARTICLES OF INCORPORATION

OF

W.O. ENERGY OF NEVADA, INC.

FIRST.                                                           The name of the corporation is W.O. ENERGY OF NEVADA, INC.

SECOND.                                            The period of the corporation’s duration is perpetual.

THIRD.                                                       The purpose for which the corporation is organized is to transact any and all lawful business for which corporations may be organized under the Nevada Revised Statutes.

FOURTH.                                           The aggregate number of shares which the corporation shall have authority to issue is one million (1,000,000) common shares, of a par value of one cent ($.01) per common share.

FIFTH.                                                          The corporation will not commence business until it has received for the issuance of its shares the consideration of the value of One Thousand and No/100 Dollars ($1,000.00) consisting of money paid, labor done, or property actually received.

SIXTH.                                                        The street address of the corporation’s registered office in the State of Nevada is One East First Street, Reno, Nevada, 89501 and the name of its registered agent at such address is The Corporation Trust Company of Nevada.

SEVENTH.                                      The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of this corporation. The number of directors constituting the initial Board of Directors is two (2) and the names and addresses of the persons who will serve as directors are:

Names	Addresses

Miles O’Loughlin	P. O. Box 960
Highway 152 West
Pampa, Texas 79066-0960

Scott White	P. O. Box 960
Highway 152 West
Pampa, Texas 79066-0960

EIGHTH.                At each election for directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote. It is expressly prohibited for any shareholder to cumulate his votes in any election of directors.

NINTH.                  No shareholder of this corporation shall, by reason of his holding shares of any class, have any preemptive or preferential right to purchase or subscribe to the shares of any class of this corporation, now or hereinafter authorized, or shares thereof held in the treasury of this corporation, or any notes, debentures, bonds or other securities convertible into, or carrying options or warrants to purchase, shares of any class, now or hereafter authorized, whether issued for cash or other consideration or by way of dividend or otherwise.

TENTH.                 Any actions which may be taken by the shareholders of the corporation may be taken with the concurrence of the holders of a majority of the shares entitled to vote.

ELEVENTH.          The name and address of the incorporator is as follows:

T. Kevin Nelson

Mullin Hoard & Brown, L.L.P.

500 South Taylor, Suite 800

Amarillo, Texas 79101

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true and accordingly have hereunto set my hand this Second day of October, 1996.

/s/ Kevin Nelson
T. Kevin Nelson, Incorporator

THE STATE OF TEXAS	§
§
COUNTY OF POTTER	§

This instrument was acknowledged before me on the 2nd day of October, 1996, by T. Kevin Nelson.

/s/ Christie L. Hudson
Notary Public, State of Texas

Notary Seal

Christie L. Hudson

My Commission Expires

January 25, 1998